

HSBC USA Inc.
Market Linked Notes

Market Linked Notes – Auto-Callable with Upside Participation
Notes Linked to the Lowest Performing of the Common Stock of Cisco Systems, Inc., the Common Stock of Amazon.com, Inc., the Common Stock of The Goldman Sachs Group, Inc., and the Common Stock of NVIDIA Corporation, due October 27, 2028
Term Sheet to Free Writing Prospectus dated October 24, 2025

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measures	The lowest performing of common stock of Cisco Systems, Inc. (Bloomberg ticker: CSCO) ("CSCO"), the common stock of Amazon.com, Inc. (Bloomberg ticker: AMZN) ("AMZN"), the common stock of The Goldman Sachs Group, Inc. (Bloomberg ticker: GS) ("GS"), and the common stock of NVIDIA Corporation (Bloomberg ticker: NVDA) ("NVDA") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")
Principal Amount (Original Offering Price)	The principal amount of $1,000 per note
Pricing Date*	October 24, 2025
Issue Date*	October 29, 2025
Final Calculation Day*	October 24, 2028
Stated Maturity Date *	October 27, 2028
Automatic Call	If the stock closing price of the lowest performing Underlying Stock on the call date is greater than or equal to its starting price, the notes will be automatically called, and on the call settlement date, you will receive the principal amount per note plus the call premium.
Call Date*	October 29, 2026
Call Settlement Date	Three business days after the call date
Call Premium	At least 12.75% of the principal amount (to be determined on the pricing date)
Maturity Payment Amount (per note)	• if the ending price of the lowest performing Underlying Stock on the final calculation day is greater than its starting price: $1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day × upside participation rate); • if the ending price of the lowest performing Underlying Stock on the final calculation day is less than or equal to its starting price: $1,000.
Starting Price	With respect to each Underlying Stock, its stock closing price on the pricing date.
Ending Price	With respect to each Underlying Stock, its stock closing price on the final calculation day.
Upside Participation Rate	100%
Lowest Performing Underlying Stock	For the call date or the final calculation day, the Underlying Stock with the lowest stock return on that day.
Stock Return	With respect to an Underlying Stock on the call date or the final calculation day: $$\frac{\text{stock closing price on that day} - \text{starting price}}{\text{starting price}}$$
Calculation Agent	HSBC Securities (USA) Inc.
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 3.075%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.00% and WFA may receive a distribution expense fee of 0.075%. In addition, in respect of certain notes sold in this offering, the Issuer may pay a fee of up to 0.30% per note to selected securities dealers in consideration for marketing and other services in connection with the distribution of the notes to other securities dealers.
CUSIP / ISIN	40447DKV9 / US40447DKV90
Material Tax Consequences	See the free writing prospectus

*Subject to change

Hypothetical Payout Profile**



**assumes a call premium equal to the lowest possible call premium that will be determined on the pricing date.

If the notes are automatically called, the positive return on the notes will be limited to the call premium, and you will not participate in any appreciation of any Underlying Stock beyond the call premium, which may be significant. If the notes are automatically called, you will no longer have the opportunity to participate in any appreciation of any Underlying Stock at the upside participation rate.

If the notes are not automatically called and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its Starting Price, you will not receive any positive return on the notes at maturity.

The estimated initial value of the notes on the pricing date is expected to be between $913.00 and $963.00 per note, which will be less than the original offering price. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Notes—Estimated Initial Value" in the accompanying free writing prospectus.

Free Writing Prospectus:

https://www.sec.gov/Archives/edgar/data/83246/000110465925102081/0001104659-25-102081-index.htm

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-8 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying free writing prospectus, product supplement, prospectus supplement and prospectus before making a decision to invest in the notes. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Notes
- You May Not Receive Any Positive Return On The Notes.
- If The Notes Are Automatically Called, Your Return Will Be Limited To The Call Premium.
- The Notes Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.
- Your Return On The Notes Will Depend Solely On The Performance Of The Underlying Stock That Is The Lowest Performing Underlying Stock On The Call Date Or The Final Calculation Day, As Applicable, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.
- You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
- You Will Be Subject To Reinvestment Risk.
- The Call Settlement Date Or The Stated Maturity Date May Be Postponed If The Call Date Or The Final Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC
- The Notes Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market
- The Estimated Initial Value Of The Notes, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Notes In The Secondary Market, If Any.
- The Price Of Your Notes In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Notes Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Notes.
- The Value Of The Notes Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

Risks Relating To The Underlying Stocks
- Any Payments On The Notes And Whether The Notes Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Notes Is Not The Same As Investing In The Underlying Stocks.*
  - *Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Notes.*
  - *The Notes May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest
- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Notes Will Potentially Be Adverse To Your Interests.

Risk Relating To Tax
- You Will Be Required to Recognize Taxable Income on the Notes Prior to Maturity.